Filed Pursuant to Rule 433 of the

Securities Act of 1933, as amended

Registration Statement Nos. 333-192476 and 333-194256

Free Writing Prospectus dated May 7, 2014

Fantex, Inc.

On May 1, 2014, the article attached hereto as Annex A was published online by ESPN (the “Article”). The Article references the initial public offering of the Fantex Series EJ Manuel Convertible Tracking Stock (“Fantex Series EJ Manuel”) of Fantex, Inc. (the “Offering”), which Offering is covered by the Registration Statement on Form S-1 (File No. 333-194256), as amended (the “Registration Statement”), that we have filed with the Securities and Exchange Commission (the “SEC”) under the Securities Act of 1933, as amended. The Article references the Offering and quotes certain statements made by Cornell “Buck” French, the Chief Executive Officer of the Company. However, and as described further below under “Corrections and Clarifications,” the Article contains certain factual inaccuracies and inconsistencies with the information contained in the Registration Statement.

The Article was not prepared by or reviewed by the Company or any other offering participant prior to its publication. The publisher of the Article is not affiliated with the Company. The Company made no payment and gave no consideration to the publisher in connection with the publication of the Article or any other articles published by the publisher concerning the Company. With the exception of statements and quotations attributed directly to Mr. French or derived from the Company’s Registration Statement, the Article represents the author’s opinions and the opinions of others, which are not endorsed or adopted by the Company or any other offering participant.

You should consider statements in the Article or contained herein only after carefully evaluating all of the information in the Company’s Registration Statement and the other documents incorporated by reference into the Registration Statement.

Corrections and Clarifications

For purposes of correction and clarification, the Company notes the following:

•                  The Article is headlined, “Dissecting how EJ Manuel’s stock is valued.” Holders of shares of the Company’s tracking stock will have no direct investment in the associated athlete, brand or brand contract. Holders of shares of the Company’s Fantex Series EJ Manuel will have no direct investment in EJ Manuel, his brand or the Brand Agreement effective as of February 14, 2014, by and between EJ Manuel, Kire Enterprises LLC and the Company (the “EJ Manuel Brand Contract”). An investment in a tracking stock will represent an ownership interest in the Company. The Company is offering Fantex Series EJ Manuel, a tracking stock intended to track and reflect the separate economic performance of the EJ Manuel brand.

•                  The Article states that “Brokerage firm Fantex will soon offer a “tracking stock” linked to the future income of Buffalo Bills quarterback EJ Manuel,” and that “[Fantex, Inc.] will pay Manuel $4.9 million for a 10 percent stake in that expected future income.” Under the terms of the Vernon Davis Brand Contract, the Company would acquire for $4.98 million a 10% interest in the brand income, as defined in the EJ Manuel Brand Contract (the “Acquired Brand Income” or “ABI”), contingent upon Fantex, Inc. obtaining financing to pay the purchase price to Vernon Davis. The Company is offering 523,700 shares of Fantex Series EJ Manuel pursuant to the Registration Statement. Fantex Brokerage Services, LLC (“FBS”), is an affiliate of the Company and a registered alternative trading system. Any and all trades of Fantex Series Vernon Davis will be conducted on a platform operated by FBS.

•                  The Article states that “The stock’s prospectus estimates that Manuel will earn $104 million over his career,” and that “in order to account for the risk of Manuel not earning those future [NFL] contracts, the company applied discount rates to his future years’ income streams.” Furthermore, the Article states that, “Fantex assumed that the Bills would not pick up Manuel’s fifth-year option in 2017, and instead used data from the 17 quarterbacks (of that group of 28) who signed a contract between their fourth and sixth seasons. The average deal of those players was three years, $40.6 million, French stated.” The company determined that the expected brand income, as defined in the EJ Manuel Brand Contract, was $104,337,622 prior to applying discount rates ranging from 4.5% to 20.0% to account for the risks inherent in the assumptions and estimates underlying the Company’s brand income estimates.  The average total compensation for the 17 quarterbacks that the Company considered in evaluating EJ Manuel’s second NFL player contract was $21,879,926.  For a more detailed description of the valuation of the EJ Manuel Brand Contract, please see the Registration Section section entitled “—EJ Manuel Brand Contract, at Estimated Fair Value.”

•                  The Article quotes Mr. French as stating, “We intend for us to pay dividends when we collect the earnings from the players,” and that “there is a cash flow component to an investor.” The Company’s board of directors is permitted, but not required, to declare and pay dividends on Fantex Series EJ Manuel. The Company intends to pay cash dividends from time to time out of available cash for the Fantex Series EJ Manuel, but is not obligated to do so. A more detailed description of the dividend policy is available in the Registration Statement.

Forward-Looking Statements

This free writing prospectus contains forward-looking statements. Forward-looking statements reflect the Company’s current views with respect to, among other things, future events and performance. These statements may discuss the Company’s intentions, beliefs, projections, outlook, analyses or current expectations concerning, among other things, expectations regarding the commencement or completion of the Offerings, future brand income under the Company’s Brand Contract with Mr. Manuel, longevity of Mr. Manuel’s career, results of operations, expectations for the use of the net proceeds from the Offering, prospects, growth and strategies, plans, market opportunities and the trends that may affect the Company or EJ Manuel. The Company generally identifies forward-looking statements by words such as “promises,” “hope,” “intend,” “expect,” “projects,” “estimates,” “believe,” “may,” “will,” “would,” “should” or the negative version of these words or comparable words. Forward-looking statements are based on beliefs and assumptions made by management using currently available information. These statements are only predictions and are not guarantees of future performance, actions or events. Forward-looking statements are subject to risks and uncertainties. If one or more of these risks or uncertainties materialize, or if management’s underlying beliefs and assumptions prove to be incorrect, actual results may differ materially from those contemplated by a forward-looking statement. Forward-looking statements speak only as of the date on which they are made. The Company expressly disclaims any obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.

The Company has filed registration statements (including preliminary prospectuses) with the SEC for each of the offerings to which this communication relates. This investment is complex, risky and speculative. Before you invest, you should read the prospectuses in the respective registration statements and other documents the Company has filed with the SEC for more complete information about the Company and the offerings. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you these prospectuses if requested by calling toll-free 866-315-3482. This is not an offer to sell, nor a solicitation of an offer to buy, to residents of any state in which registration and other legal requirements have not been fulfilled.

Annex A

Text of the Article dated May 1, 2014

Dissecting how EJ Manuel’s stock is valued

May 1, 2014|1:18 PM ET

By Mike Rodak

Brokerage firm Fantex will soon offer a “tracking stock” linked to the future income of Buffalo Bills quarterback EJ Manuel.

The stock’s prospectus estimates that Manuel will earn $104 million over his career, which seems awfully high for an unproven second-year quarterback currently on a four-year, $8.9 million contract.

We dusted off our finance degree and reached out to Fantex CEO Buck French, who walked through the process of how Fantex arrived at that figure.

Given a sample of NFL quarterbacks who played between 1980 and 2012, the company narrowed down their data to quarterbacks who threw enough passes to qualify for the NFL passing title in their rookie season — a group that includes Manuel. Of that group, 28 were retired by 2013.

The company determined that average career length of those quarterbacks was about 10 years. That was supported by data showing that first-round picks, on average, played 9.4 years, so Fantex estimated that Manuel would have a 10-year career.

Fantex assumed that the Bills would not pick up Manuel’s fifth-year option in 2017, and instead used data from the 17 quarterbacks (of that group of 28) who signed a contract between their fourth and sixth seasons. The average deal of those players was three years, $40.6 million, French said.

The exercise was then repeated for Manuel’s presumed third contract, which data showed would pay an average of $39.7 million over three years. Manuel’s current contract, his two expected future contracts, and his expected endorsement and post-career income totaled $104 million.

In order to account for the risk of Manuel not earning those future contracts, the company applied discount rates to his future years’ income streams. Some of those discount rates were as high as 20 percent. Given the discount rates, the present value of his expected earnings was about $49.7 million.

The company will pay Manuel $4.9 million for a 10 percent stake in that expected future income.

“The people who invest in the ‘Fantex EJ Manuel’ security are investing in a tracking stock as a Fantex, Inc. security that’s linked to the underlying value of the contract we signed with EJ Manuel, the cash flows are going to be generated and the value is going to be linked to that contract,” French explained.

So what’s the benefit to the investor?

“It’s no different than any security. There are risks and rewards,” French said. “We intend for us to pay dividends when we collect the earnings from the players. In this case we’re acquiring 10 percent of future cash flow streams associated with EJ Manuel’s brand. So a large portion of that is our intention to pay out as a dividend. There is a cash flow component to an investor.”

What about the risk?

“Who knows what he’s going to do? He may exceed or underperform those estimates,” French said. “If he plays out and has the career that we estimate, then there is a reasonable — I mean, any investor has to make that determination for themselves — but just based on our estimates, there is an [Internal Rate of Return] built into the investment for someone.”

French believes the risk of Manuel’s earnings not reaching $104 million is accurately contained within the discount rates applied to Manuel’s future cash flows.

“The market’s ultimately going to determine whether the valuation we applied to the cash flow streams that we estimated are a fair adjustments to the risk that we perceive,” he said.

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